SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of January, 2004

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Re:  Farnham Research Facility


                              Xenova Group plc
                 Sale of Farnham Research Facility to Bioventix

Slough, UK, 6 January 2004 - Xenova Group plc (NASDAQ, NY: XNVA, London Stock Exchange, XEN) today announced that it has sold certain premises at its Farnham research facility together with related assets to Bioventix Limited ("Bioventix"). The sale assets constitute part of the business acquired by the Group upon the acquisition of KS Biomedix Holdings plc. The consideration for the sale assets was GBP0.8m paid in cash.

The sale includes certain rights to intellectual property relating to super high-affinity antibodies that are not being developed by Xenova, and provides for the continuation of work by Bioventix on novel three-part proteins ("trimers") being developed under an option agreement with Isis Innovations Ltd. Xenova has retained an option to develop any promising therapeutic candidates arising from this work. In addition, a team of 7 research scientists is transferring with the business to Bioventix.

The sale is in line with Xenova's declared strategy following the acquisition of KS Biomedix Holdings plc on 12 September 2003, of focusing on its clinical development portfolio and achieving cost savings through the disposal of non-core business activities and facilities.

Commenting on the disposal, David Oxlade, Chief Executive of Xenova, said, "We are pleased to announce continuing progress in achieving the cost savings expected at the time of the acquisition of KS Biomedix Holdings plc and to realise value from non-core assets for our shareholders. The sale to Bioventix, which is being run by Peter Harrison formerly of KS Biomedix, also provides Xenova an option to in-licence certain therapeutic candidates."


Contacts:
UK:                                        US:
Xenova Group plc                           Trout Group/BMC Communications
Tel: +44 (0)1753 706600                    Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer    Press: Brad Miles (Ext 17)
Daniel Abrams, Finance Director            Daniel Budwick (Ext 14)
Veronica Cefis Sellar, Corporate           Investors: Jonathan Fassberg (Ext 16)
Communications                             Lee Stern (Ext 22)

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell


Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Celltech, Genentech, Lilly, Millennium Pharmaceuticals, Nycomed, Pfizer and QLT.

Bioventix Ltd is a company that was formed in order to acquire certain premises at Xenova's Farnham research facility together with related assets and aims to develop and commercialise antibodies and antibody fragments and derivatives initially derived from sheep as diagnostic and therapeutic products. As a result, the Company will sell unlabelled sheep antibodies to T3 for diagnostic use and rights to develop new diagnostic and therapeutic products to other targets. (These rights exclude directly and indirectly labelled diagnostic products to carcino-embryonic antigen (CEA) and directly labelled therapeutic products to CEA.). Bioventix will also develop novel trimeric antibody entities for use in targeting solid tumours.


For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk


For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about our ability to integrate acquired businesses and realize cost savings from integration, and the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays in integrating acquired businesses into our group, adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 06 January 2004